

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2009

Mail Stop 4631

<u>**Via U.S. mail**</u>

Candace A. Clark
Senior Vice President, Chief Legal Officer and Secretary
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

Re: **Kaman Corporation**
        Registration Statement on Form S-3
        Filed on: June 26, 2009
        File No.: 333-160244

Dear Ms. Clark:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Front Cover Page of Registration Statement, Calculation of Registration Fee</u>

1. In footnote (1) to the fee table, we note that you are referring to the offering of "units"; however, neither the registration statement nor the legal opinion references or describes the offering of any units. Please advise or otherwise revise your registration statement to properly characterize the securities which are being offered.

<u>Exhibit Index</u>

2. We note that you have not listed Form T-1 as Exhibit 25 in the exhibit index (see Item 601(b)(25) of Regulation S-K). To the extent that you are relying on Section

305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type "305B2", please confirm this fact. Otherwise, please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For further guidance, please see Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the Division of Corporation Finance page of the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1 Legal Opinion of Murtha Cullina LLP

3. We note that the legal opinion is limited to the laws of the state of Connecticut; however, since the Debt Securities represent contractual obligations governed by the two indentures, with respect to the Debt Securities counsel must opine on the laws of the state governing the indentures. Please have counsel revise the legal opinion to opine on the laws of the State of New York solely with respect to the Debt Securities.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

                                            Sincerely,

                                            Pamela A. Long
                                            Assistant Director

cc: Willard F. Pinney, Jr., Esq. (Via Facsimile @ (860) 240-6150)
        Murtha Cullina LLP
        CityPlace, 29th Floor
        185 Asylum Street
        Hartford, CT 06103